RB Global, Inc. 2 Westbrook Corporate Center Westchester, IL Tel: 708-492-7282 rbglobal.com

June 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Stringer and Joel Parker

Re:	RB Global, Inc.
Form 10-K for fiscal year ended December 31, 2024
File No. 001-13425

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the United States Securities and Exchange Commission (the “Staff”) to RB Global, Inc. (the “Company,” “we,” or “our”) received by letter dated June 5, 2025 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K for the annual period ended December 31, 2024 filed on February 26, 2025 (the “2024 Annual Report”). For your convenience, we have repeated the comments contained in the Comment Letter before the Company’s response. Page references herein correspond to the page of the 2024 Annual Report.

Form 10-K for fiscal year ended December 31, 2024

Notes to Consolidated Financial Statements

5. Segment Information, page 73

1. Please provide us with a detailed analysis of how you determined you have one operating and reportable segment and revise your disclosure as applicable. In doing so explain whether you considered geography or sectors as operating segments and clarify why your goodwill reporting units, Ritchie Bros, IAA and Services, do not qualify as separate segments. Refer to ASC 280-10-50-1 through 50-9.

Company response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has assessed its operating and reportable segments pursuant to ASC 280 and concluded it has one operating and reportable segment. Our detailed analysis of how we determined this is as follows:

Operating Segments

ASC 280-10-50-1 states that “An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

Each of these criteria has been assessed as follows:

a. It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

The Company considered whether the criteria in ASC 280-10-50-1(a) would apply to any of the Company’s components, including Ritchie Bros., IAA, and those businesses included as part of the Services reporting unit, and as a result would require further consideration over whether it may be an operating segment. The Company concluded that its components engage in business activities from which they earn revenues and incur expenses.

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance

In assessing this criterion, the Company first identified its Chief Operating Decision Maker (“CODM”) pursuant to the guidance in ASC 280-10-50-5, which states:

“The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity's president, executive vice presidents, and others.”

The Company identified, and disclosed in its 2024 Annual Report, that its CODM is its CEO, Jim Kessler, who is responsible for the following key operating decisions:

•	Determining the Company’s overall strategy, including expanding into new markets
•	Determining the organizational structure and providing direction to the executive leadership team
•	Approving Company performance goals and compensation metrics
•	Evaluating Company performance
•	Determining how resources will be allocated across the organization
•	Approving and recommending the Company’s annual budget and capital plan to the Company’s Board of Directors for approval

Jim Kessler has been the Company’s CEO since August 2, 2023. The following roles report directly to the CODM (collectively referred to as the executive leadership team (“ELT”)):

•	Chief Financial Officer
•	Chief Operating Officer
•	Chief Revenue Officer
•	Chief Technology Officer
•	Chief Legal Officer
•	Chief People Officer
•	Chief Business Development Officer
•	EVP & Head of IAA Operations
•	EVP & Head of Global Product Management
•	Chief Transformation Officer & Chief of Staff

In 2024, the Company was organized by business function, such as finance and accounting, legal, IT, human resources, sales, and operations. The functional areas operate on a companywide basis and support all products and brands which comprise the Company’s global marketplace that provides value-added insights, services, transaction solutions for buyers and sellers of commercial assets and vehicles worldwide.

The Company’s organizational structure reflects the manner in which the CODM evaluates performance and allocates resources, which is at the consolidated level. All of the CODM’s direct reports, with the exception of the EVP & Head of IAA Operations, have responsibility for consolidated functions. The EVP & Head of IAA Operations is accountable only for IAA branch (i.e., salvage vehicle physical site location) operations, including branch operating costs, assets, and headcount as well as compliance with service level agreements (“SLA”) with automotive insurance company providers. The EVP & Head of IAA Operations does not have accountability for IAA’s revenues or other functional areas that are managed on a consolidated basis such as finance and accounting, legal, IT, human resources, and operations.

2

In 2024, all members of the ELT (including the CODM) were compensated through the Company’s annual short-term and long-term incentive plans, where compensation is only tied to consolidated financial measures and consolidated results of the Company. There were no CODM direct reports, who were compensated based on the financial results of any sectors, geographies, or individual business activities.

The following are regularly provided to the CODM:

•	Quarterly Business/Financial Review Report (the “Reporting Package”): Includes certain consolidated financial measures, including Gross Transaction Value (“GTV”)[1], Revenue, Agency Proceeds[2], adjusted cost of services, adjusted SG&A, adjusted gross margin, operating income, adjusted operating income, adjusted EBITDA, and adjusted EPS. The consolidated financial measures are compared to forecasted and prior period financial information, and reasons for the variances are highlighted in narrative form, which may include references to various businesses, sectors (such as Industrial and Salvage3), or significant contracts, but only to the extent needed to explain the increase or decrease in the metric. Additionally, the Reporting Package includes certain consolidated metrics, including units sold, average selling price, agency proceeds rate, revenue per unit, and headcount information. The Reporting Package does not include the above information at any level below the consolidated level and does not include any profitability measures for IAA, Ritchie Bros., or Services. In addition, the Reporting Package includes capital expenditure on technology and properties, compared to forecasted and prior period financial information.

The Board of Directors also receives the Reporting Package on a quarterly basis.

•	Monthly Forecast Review: Includes actual performance and forecasted financial information prepared on the same basis as the Reporting Package, only at the consolidated level, for the CODM to review consolidated financial results compared to the most recently updated consolidated forecast.

The CODM also receives the following weekly reports which include both financial and non-financial information; however, as set out below, these do not include any profitability measures:

•	IAA Weekly Flash Primarily comprised of non-financial operating information intended to provide the CODM with a snapshot of IAA’s operations and performance in relation to SLAs with automotive insurance company providers. Non-financial operating information includes metrics such as volume data, due date compliance, conversion rates, and branch KPI scores. Financial information included consists of GTV, average tow cost per unit, and percentage change in average selling price.
•	Ritchie Bros. Weekly GTV Dashboard: Primarily comprised of GTV and non-financial operating information (number of lots sold) intended to provide the CODM with a snapshot of Ritchie Bros. channel volume. Financial information also includes percentage change in average selling price; however, no cost information is included therein.

The Annual Budget and Capital Plan is also prepared at a consolidated level and is reviewed and approved by the CODM consistent with the manner in which the CODM reviews the ongoing results of the consolidated business in the Reporting Package. The Annual Budget and Capital Plan only includes consolidated profitability measures and does not include any component level profitability measures.

1 GTV represents total proceeds from all items sold on the Company’s auctions and online marketplaces, third-party online marketplaces, private brokerage services and other disposition channels. GTV is not a measure of financial performance, liquidity, or revenue, and is not presented in the Company’s consolidated financial statements in the 2024 Annual Report.

2 Agency Proceeds is calculated by subtracting the cost of inventory sold and certain ancillary and logistical service expenses from total revenues.

3 Industrial and Salvage generally conform with Ritchie Bros. and IAA, respectively.

3

In response to the Staff’s question on whether geography or sectors were considered as operating segments, the CODM does not regularly review operating results by sector or geography. Within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s 2024 Annual Report and Quarterly Earnings Reports on Form 8-K, the Company discloses GTV and total lots sold by sector, as well as GTV by geography; however, operating results are not disclosed or reviewed by the CODM regularly by sector or geography.

Based on the foregoing, the Company concluded that its CODM reviews operating results on a consolidated company basis to make key decisions about resources to be allocated to the business and assess its performance.

c. Its discrete financial information is available

Discrete financial information is available for each of the Company’s components; however, as discussed above, the CODM does not regularly review discrete financial information for any of the Company’s components, sectors, or by geography.

Considering the facts and circumstances noted above, the CODM operates the business and makes resource allocation and performance assessment decisions only at the consolidated level. Accordingly, the CODM does not evaluate the performance of the Company or allocate resources at any level below the consolidated level or based on the Company's assets or liabilities.

Reportable Segments

ASC 280-10-50-10 states that “A public entity shall report separately information about each operating segment that meets both of the following criteria:

a. Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the following paragraph

b. Exceeds the quantitative thresholds in paragraph 280-10-50-12.”

As the Company has concluded it has a single operating segment, it therefore has a single reportable segment.

Reporting Units

A reporting unit, as defined in ASC 350-20-20, is the level of reporting at which goodwill is tested for impairment. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

As part of identifying its reporting units, the Company identified its segment management pursuant to the guidance in ASC 280-10-50-7, which states:

“Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.”

Considering this guidance, the Company determined that its segment management included a subset of the ELT, which does not include the CODM.

The Company considered the definition of a reporting unit under ASC 350-20-35-34:

“A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component. Subtopic 805-10 includes guidance on determining whether an asset group constitutes a business.”

4

Other than as discussed above, review of operating results for levels below the consolidated level is not performed by, or including, the CODM. A sub-group of the ELT, excluding the CODM, regularly reviews the operating results of each of Ritchie Bros., IAA and Services components in their role as segment management. Accordingly, the Company concluded that it had three reporting units at December 31, 2024: Ritchie Bros., IAA, and Services. The Company’s reporting units therefore do not qualify as operating segments due to the varying definitions of operating segments and reporting units in ASC 280 and ASC 350, respectively. The reporting units do not meet the criteria in ASC 280-10-50-1(b), as component operating results are not regularly reviewed by the CODM to allocate resources and assess performance.

8. Income Taxes, page 79

2. Please disclose the domestic and foreign components of your income before income tax expense. Refer to Rule 4-08(h)(1) of Regulation S-X.

Company response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will disclose the domestic4 and foreign components of earnings before income tax in future filings.

We note that in Footnote 8, “Income Taxes” the reader could derive the information as we disclose the following, “Permanently reinvested undistributed pre-tax earnings of the Company's foreign subsidiaries were approximately $297.6 million for the year ended December 31, 2024 (2023: $113.1 million; 2022: $93.1 million).” In addition, we disclose consolidated earnings before tax of $550.1 million. The $297.6 million represents our foreign earnings before tax, and the difference between that number and the consolidated earnings before tax of $550.1 million is our total domestic earnings before tax of $252.5 million.

4 As stated in Note 1 to Rule 4-08(h)(1) of Regulation S-X, “foreign income (loss) is defined as income (loss) generated from a registrant's foreign operations, i.e., operations that are located outside of the registrant's home country.” The Company is incorporated in Canada and therefore domestic refers to Canada and foreign to all other jurisdictions, including the United States.

5